GREY

                             GREY ADVERTISING INC.

                             1998 FINANCIAL REPORT

                             GREY ADVERTISING INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                  212-546-2000

                           WHO WE ARE AND WHAT WE DO

     Grey Advertising Inc. and its subsidiaries (collectively with Grey, the "Company") is the sixth largest United States-headquartered, worldwide cohesive marketing communications services company in the world according to Advertising Age, a respected trade publication. The Company was founded in 1917, incorporated in New York in 1925 and changed its state of incorporation to Delaware in 1974.

     The Company has evolved from a traditional advertising agency to a full-service, marketing communications company operating through equity-owned and non-equity affiliates in 158 cities in 90 countries worldwide. Its primary business is to create marketing communications for its clients across every channel of the media spectrum. The Company offers full-service advertising through Grey Advertising, one of the largest global agency networks. In addition, it provides a broad array of specialized communications and integrated marketing services including: public relations/public affairs (GCI/APCO); direct marketing (Grey Direct); strategic co-marketing (J. Brown/LMC Group); interactive communications and e-commerce (Grey New Technologies; Grey Interactive, MediaCom Digital Technologies, KPE); healthcare marketing (Grey Healthcare Group); entertainment marketing (Grey Entertainment, Grey Alliance); Hispanic marketing (FOVA); Yellow Pages advertising (Grey Directory Marketing); youth marketing (G-Whiz! Youth Marketing); business, marketing and sales communications (Great! Communications); corporate identity and sales promotion (Grey Design & Promotion); financial services multimedia communications (Visual Communications); media research buying and planning services (MediaCom); and brand planning (Grey Brand Planning and Research). The Company's client roster includes major national and international advertisers of consumer and commercial goods and services.

     The Company does business in only one industry segment, and no separate class of similar services contributed 10% or more of the Company's gross income or net income during 1998, 1997 or 1996. While the Company operates on a worldwide basis, for the purposes of presenting certain financial information in accordance with Securities and Exchange Commission rules, the Company's operations are deemed to be conducted in three geographic areas. Related information appears in Note N to the Consolidated Financial Statements.

                                BID PRICES* AND
                           DIVIDEND HISTORY 1997-1998

                                                              DOLLARS PER SHARE
                                                              -----------------      DIVIDENDS
                                                              HIGH         LOW       PER SHARE
                                                              -----        ----      ---------
1997
  First Quarter.............................................   278         253        1.00
  Second Quarter............................................   322         250        1.00
  Third Quarter.............................................   341         292        1.00
  Fourth Quarter............................................   360         328        1.00
1998
  First Quarter.............................................   370         325        1.00
  Second Quarter............................................   455         360        1.00
  Third Quarter.............................................   417         312        1.00
  Fourth Quarter............................................   369         262        1.00

---------------
* Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Note: Stockholders of Record -- Common Stock 505 (7/7/99);
      Limited Duration Class B Common Stock 259 (7/7/99).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Income from commissions and fees ("gross income") increased 8.9% in 1998 and 12.2% in 1997 as compared to the respective prior years. Absent exchange rate fluctuations, gross income increased 11.7% in 1998 and 16.9% in 1997. In 1998, 1997 and 1996, respectively, 44.9%, 44.5% and 44.2% of consolidated gross income was attributable to domestic operations and 55.1%, 55.5% and 55.8%, respectively, to international operations. In 1998, gross income from domestic operations increased 9.7% versus 1997 and was up 12.9% in 1997 versus 1996. Gross income from international operations increased 8.2% (13.3% absent exchange rate fluctuations) in 1998 when compared to 1997 and 11.6% (20.0% absent exchange rate fluctuations) in 1997 when compared to 1996. The increases in gross income in both years primarily resulted from expanded activities from existing clients, and the continued growth of the Company's general agency and specialized communications operations.

     Salaries and employee-related expenses increased 13.2% in 1998 and 11.6% in 1997 as compared to the respective prior years. Office and general expenses increased 7.2% in 1998 and 13.6% in 1997 versus respective prior years. The 1998 increases reflect the general growth of the business and an increased investment in staffing to better serve our multinational clients and their businesses in developing markets. The 1997 increases in expenses are generally in line with the increases in gross income in that year.

     Inflation did not have a material effect on revenue or expenses in 1998, 1997 or 1996.

     Other income increased in 1998 by $2,124,000 and decreased in 1997 by $2,789,000 as compared to the comparable prior periods. The 1998 increase is due primarily to increased interest income generated from higher average invested balances, in part due to the proceeds from the long-term borrowing in December 1997. The 1997 decrease resulted primarily from the absence of a 1996 non-recurring, non-operating pre-tax income amount of approximately $4,000,000 related to gains on the sale of the Company's equity position in a nonconsolidated subsidiary and the liquidation of a non-marketable investment security.

     The effective tax rate increased to 50.5% in 1998 as compared to 48.7% in 1997. The tax rate in 1996 was 48.1%. The change in the effective tax rates in 1998 and 1997, as compared to their respective prior periods, was due to higher effective state and local tax rates and higher effective foreign tax rates, largely dependent upon where the Company generates profits.

     Minority interest decreased $2,602,000 in 1998 and increased $80,000 in 1997 as compared to the respective prior years. The changes in 1998 and in 1997 were primarily due to changes in the level of profits of majority-owned companies.

     Equity in earnings of nonconsolidated affiliated companies decreased $900,000 in 1998 and increased $438,000 in 1997 as compared to the respective prior years. These changes are due primarily to changes in the level of profits attributable to the nonconsolidated companies.

     The Company reported net income of $25,877,000 for 1998 as compared to $30,451,000 in 1997 and $28,602,000 in 1996. Diluted earnings per common share was $18.98 in 1998 as compared to $21.89 in 1997 and $20.45 in 1996. Net income for 1998 was off from 1997 by 15.0%, and absent non-recurring, non-operating pre-tax income recognized in 1996, net income for 1997 was up 15.0% from 1996. Diluted earnings per common share was down 13.3% for 1998 while 1997 diluted earnings per common share was up 15.5% absent the 1996 non-recurring, non-operating pre-tax income.

     For purpose of computing basic earnings per common share, the Company's net income was adjusted by (i) dividends paid on the Company's preferred stock and
(ii) by the change in redemption value of the Company's preferred stock. For the purpose of computing diluted earnings per common share, net income was also adjusted by the interest savings, net of tax, on the assumed conversion of the Company's 8 1/2% convertible subordinated debentures.

     The Company's 1998 results were adversely affected by software development-related losses in the Internet division of one of its international subsidiaries. In addition, the results were impacted by significant decreases in client expenditures in emerging markets. The Company has invested in these markets in support of its multinational clients and their businesses, and remains committed to the long-term growth potential of these developing markets. It is expected that the losses incurred in such Internet unit will be reduced significantly in 1999. Equally, the Company believes that the losses in the economically-troubled emerging markets will be less in 1999 than in 1998 but it does foresee its operations in those countries negatively impacting 1999 results.

     During 1998, the Company's principal advertising agency business lost a number of pieces of business, the impact of which will be felt mostly in 1999. The Company has not yet replaced the lost business and its absence will put pressure on the gross income, and resulting profitability, of the Company in 1999. The Company is committed to growing this revenue base and has done so in the past in the face of client losses. It has also reduced expenses at the operations which have suffered the gross income declines. At the same time, a number of the Company's units, most notably in the healthcare, Internet services, public relations and media sectors, are growing rapidly. The Company will continue to seek to propel the global growth of these operations by continuing its investment program in their support. On balance, however, until the lost business is fully replaced, the Company will likely operate at lower profitability levels than in the recent past.

     The Company's results may be affected by currency exchange rate fluctuations given the Company's extensive non-United States operations. Generally, the foreign currency exchange risk is limited to net income because the Company's revenues and expenses, by country, are almost exclusively denominated in the local currency of each respective country with both revenue and expense items matched.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Accordingly, computer equipment, software and other devices with embedded technology that are time-sensitive may not be able to distinguish between the year 1900 and the year 2000 and may encounter other difficulties as a result. This could result in system failures or miscalculations causing a temporary disruption of the ordinary course of business.

     Grey and its operating subsidiaries have completed an assessment of their computer programs, those of its third party software vendors and those of mission critical business partners. The Company's assessment process included formal communications, via questionnaire, with third parties regarding their own Year 2000 status and testing of relevant equipment, systems and interfaces. Based on this assessment along with normal recurring upgrades and replacement of outdated systems, the Company has undertaken, or is in the process of undertaking, what it believes to be the appropriate steps to modify or replace hardware and software as necessary.

     These steps included an inventory of systems, both domestically and internationally, for Year 2000 compliance and a remediation strategy to ensure substantial completion of upgrades and replacement where necessary. Given the decentralized nature of the Company's information technology environment, software for financial and non-financial applications can vary from operation to operation and range from complete reliance on third party software to use of all in-house applications. Moreover, as a result of its decentralized environment, the Company's systems tend to be more limited in their effect and easier to correct. The remediation strategy, therefore, can be unique from operation to operation and includes a combination of conversions of all in-house systems and upgrades to Year 2000 compliant third party systems. The majority of operations, including all entities in the larger markets, are in various stages of implementation which should be completed by mid-year. The Company envisages final testing to be completed well in advance of year end and does not expect the Year 2000 issue to pose significant operational problems for its computer network.

     The Company is also dependent in various ways, both domestically and internationally, on the Year 2000 readiness of broadcasters, governments, financial institutions, utilities, communications suppliers and building services, other infrastructure suppliers and other parties with whom it does business. The effects of failures in the systems utilized by these third party suppliers can not be estimated or anticipated. Given the reliance on third party information as it relates to compliance programs and the difficulty of determining potential errors on the part of external service suppliers, no assurance can be given that the Company's information systems or operations will not be affected by mistakes, if any, of third parties or third party failures to complete the Year 2000 projects on a timely basis. There can be no assurance that the systems of other companies on which the Company relies will be converted on a timely basis or that any such failure to convert by another company would not have an adverse effect on the Company's systems. However, with respect to operations under the Company's control, the Company does not expect, in light of its Year 2000 readiness efforts and the diversity of its suppliers and customers, that occurrences of Year 2000 failures will have a material adverse effect on the financial position or results of operations of the Company.

     Grey and its subsidiaries are utilizing both internal and external resources to reprogram, replace, implement and test the software modifications necessary for Year 2000 compliance. The cost of the project has been estimated to be approximately $4,000,000 and will not have a material effect on the Company. Costs include the purchase of third party software, hardware and related internal payroll costs associated with the information technology group. A substantial portion of these estimated costs relate to systems and applications that were previously planned and budgeted. The project is being funded through operating cash; costs specifically identified with the Year 2000 remediation are being expensed as incurred. Other hardware and purchased software costs have been capitalized. The cost and time of completion are based on management's best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. Since there is no guarantee that these estimates will be achieved, actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the timely receipt and installation of upgrades from third party software vendors, compliance of third parties with whom the Company interacts and similar circumstances.

     The Company believes it has an effective program in place to resolve the Year 2000 issue. However, due to the magnitude and complexity of the problem it is difficult to identify all possible contingencies. The Company believes that a worst case scenario would involve its temporary inability to process media, collect payments or invoice customers at a significant number of its subsidiaries. In addition, disruptions in the economy generally resulting from Year 2000 issues could also affect the Company. The Company could, for example, be subject to litigation for computer system product failure, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time. Current contingency plans call for manual workarounds and staffing strategies that provide a prompt response time in the event of problems. The development of the Company's contingency plans is ongoing and will be amended as appropriate.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to be highly liquid by maintaining significant levels of cash, cash equivalents and investments in highly liquid marketable securities, most of which are money market funds and corporate bonds. Cash and cash equivalents were $153,816,000 and $150,553,000 at December 31, 1998 and 1997, respectively, and the Company's investment in marketable securities was $85,957,000 and $72,741,000 at December 31, 1998 and 1997, respectively. The continued high level of liquidity reflects the Company's ongoing focus on its cash management process. Working capital decreased by $47,062,000 from $50,526,000 at December 31, 1997 to $3,464,000 at December 31, 1998. The
decrease in working capital is largely attributable to an increased investment in majority-owned subsidiaries and an increase in short-term financing of the Company's international subsidiaries.

     Domestically, the Company maintains committed bank lines of credit totaling $51,000,000. These lines of credit were partially utilized during both 1998 and 1997 to secure obligations of selected foreign subsidiaries in the amounts of $18,700,000 and $3,000,000 at December 31, 1998 and 1997, respectively.

     Other lines of credit are available to the Company in foreign countries in connection with short-term borrowings and bank overdrafts used in the normal course of business. Amounts outstanding under such facilities at December 31, 1998 and 1997 were $52,211,000 and $19,455,000, respectively. The increase in borrowings is largely attributable to the short-term borrowings in Europe.

     Historically, funds from operations and short-term bank borrowings have been sufficient to meet the Company's dividend, capital expenditure and working capital needs. The Company expects that such sources will be sufficient to meet its short-term cash requirements in the future. While the Company has not utilized long-term borrowings to fund its operating needs, in 1997 it refinanced its borrowings with the Prudential Insurance Company of America. Pursuant to the refinancing, the Company repaid the 7.68% $30,000,000 loan it had taken down in early 1993 and, in turn, borrowed $75,000,000 in December 1997. The loan bears an interest at the rate of 6.94% and is repayable in three equal annual installments, commencing in December 2003. The Company does not anticipate any material increased requirement for capital or other expenditures which will adversely affect its liquidity.

     The Company's business generally has been seasonal with greater gross income earned in the second and fourth quarters, particularly the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Company's year-end balance sheet than at the end of any of the preceding three quarters.

FASB STATEMENT 130

     As of January 1, 1998, the Company adopted the Financial Accounting Standards Board Statement No. 130, Reporting Comprehensive Income ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. FAS 130 requires unrealized gains or losses on the Company's available for sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income
(loss). Prior period financial statements have been reclassified to conform to the requirements of FAS 130. The adoption of this standard has no impact on the Company's net income or stockholders' equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Occasionally, the Company enters into foreign currency contracts for known cash flows related to repatriation of earnings from its international subsidiaries. The term of each such foreign currency contract entered into in 1998 was for less than three months. At December 31, 1998, there were no foreign currency contracts open. The Company did take advantage of an inverted yield curve in the United Kingdom and entered into an interest rate swap agreement as a hedge against rising interest rates by exchanging the cash flow on borrowings of L5,000,000 at a variable interest rate for the cash flow from a similar borrowing at a fixed interest rate of 5.67%. The Company had no other derivative contracts outstanding at December 31, 1998 and did not enter into any other derivative contracts during 1998.

FORWARD LOOKING STATEMENTS

     In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include Forward Looking Statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These Forward Looking Statements may include, among other things, plans, objectives, projections, anticipated future economic performance or assumptions and the like that are subject to risks and uncertainties. Actual results or outcomes may differ materially from those discussed in the Forward Looking Statements. Important factors which may cause actual results to differ, include but are not limited to, the following: the unanticipated loss of a material client or key personnel, delays or reductions in client budgets, shifts in industry rates of compensation, government compliance costs or litigation, unanticipated natural disasters, changes in the general economic conditions that affect interest rates and/or consumer spending both in the U.S. and the international markets in which the Company operates, unanticipated expenses, client preferences which can be affected by competition, the inability to implement upgrades for certain computer programs which are not year 2000 compliant and the ability to project risk factors which may vary.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31
                                                              --------------------------------
                                                                   1998              1997
                                                              --------------    --------------
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $  153,816,000    $  150,553,000
  Marketable securities.....................................      55,130,000        15,401,000
  Accounts receivable.......................................     797,474,000       647,524,000
  Expenditures billable to clients..........................      66,681,000        54,687,000
  Other current assets......................................      75,481,000        56,225,000
                                                              --------------    --------------
    Total current assets....................................   1,148,582,000       924,390,000
Investments in and advances to nonconsolidated affiliated
  companies.................................................      16,705,000        18,386,000
Fixed assets-net............................................     113,084,000        88,006,000
Marketable securities.......................................      30,827,000        57,340,000
Goodwill-net of accumulated amortization of $31,466,000 in
  1998 and $23,509,000 in 1997..............................     116,499,000        59,851,000
Other assets-including loans to executive officers of
  $5,572,000 in 1998 and 1997...............................      63,956,000        52,014,000
                                                              --------------    --------------
         Total assets.......................................  $1,489,653,000    $1,199,987,000
                                                              ==============    ==============
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  865,427,000    $  709,959,000
  Notes payable to banks....................................      70,911,000        22,455,000
  Accrued expenses and other................................     184,497,000       122,269,000
  Income taxes payable......................................      24,283,000        19,181,000
                                                              --------------    --------------
    Total current liabilities...............................   1,145,118,000       873,864,000
Other liabilities-including deferred compensation of
  $41,871,000 in 1998 and $36,481,000 in 1997...............      68,676,000        61,723,000
Long-term debt..............................................      78,025,000        78,025,000
Minority interest...........................................      14,112,000        13,309,000
Redeemable preferred stock -- at redemption value; par value
  $1 per share; authorized 500,000 shares; issued and
  outstanding 30,000 shares in 1998 and 32,000 shares in
  1997......................................................      10,333,000        10,760,000
Common stockholders' equity:
  Common Stock -- par value $1 per share; authorized
    10,000,000 shares; issued 1,205,041 shares in 1998 and
    1,124,324 shares in 1997................................       1,205,000         1,124,000
  Limited Duration Class B Common Stock -- par value $1 per
    share; authorized 2,000,000 shares; issued 282,765
    shares in 1998 and 307,460 shares in 1997...............         283,000           308,000
  Paid-in additional capital................................      38,832,000        44,349,000
  Retained earnings.........................................     189,714,000       169,214,000
  Accumulated other comprehensive loss:
    Cumulative translation adjustment.......................     (11,716,000)       (9,422,000)
    Unrealized (loss) gain on marketable securities.........      (1,307,000)          189,000
                                                              --------------    --------------
Total accumulated other comprehensive loss..................     (13,023,000)       (9,233,000)
                                                              --------------    --------------
Loans to officer used to purchase Common Stock and Limited
  Duration Class B Common Stock.............................      (4,726,000)       (4,726,000)
                                                              --------------    --------------
                                                                 212,285,000       201,036,000
  Less -- cost of 222,950 and 222,098 shares of Common Stock and 26,762 and 26,762 shares of Limited Duration Class B
    Common Stock held in treasury at December 31, 1998 and
    1997, respectively......................................      38,896,000        38,730,000
                                                              --------------    --------------
         Total common stockholders' equity..................     173,389,000       162,306,000
  Retirement plans, leases and contingencies................
                                                              --------------    --------------
         Total liabilities and stockholders' equity.........  $1,489,653,000    $1,199,987,000
                                                              ==============    ==============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31
                                                   --------------------------------------------
                                                       1998            1997            1996
                                                   ------------    ------------    ------------
Commissions and fees.............................  $935,181,000    $858,752,000    $765,498,000
Expenses:
  Salaries and employee related expenses.........   599,681,000     529,863,000     474,686,000
  Office and general expenses....................   282,843,000     263,969,000     232,279,000
                                                   ------------    ------------    ------------
                                                    882,524,000     793,832,000     706,965,000
                                                   ------------    ------------    ------------
                                                     52,657,000      64,920,000      58,533,000
Other income -- net..............................     6,495,000       4,371,000       7,160,000
                                                   ------------    ------------    ------------
Income of consolidated companies before taxes on
  income.........................................    59,152,000      69,291,000      65,693,000
Provision for taxes on income....................    29,856,000      33,719,000      31,612,000
                                                   ------------    ------------    ------------
Income of consolidated companies.................    29,296,000      35,572,000      34,081,000
Minority interest applicable to consolidated
  companies......................................    (4,141,000)     (6,743,000)     (6,663,000)
Equity in earnings of nonconsolidated affiliated
  companies......................................       722,000       1,622,000       1,184,000
                                                   ------------    ------------    ------------
Net income.......................................  $ 25,877,000    $ 30,451,000    $ 28,602,000
                                                   ============    ============    ============
Earnings per Common Share:
  Basic..........................................        $20.81          $25.03          $22.98
  Diluted........................................        $18.98          $21.89          $20.45

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                                     COMMON STOCK
                                                    PAID-IN                                        HELD IN TREASURY
                                       COMMON      ADDITIONAL    COMPREHENSIVE     RETAINED     ----------------------
                                       STOCK        CAPITAL         INCOME         EARNINGS     SHARES       AMOUNT
                                     ----------   ------------   -------------   ------------   -------   ------------
Balance at December 31, 1995.......  $1,432,000   $ 37,898,000                   $122,345,000   239,599   $(34,500,000)
Comprehensive income:
 Net income........................                               $28,602,000      28,602,000
 Other comprehensive loss:
   Translation adjustment..........                                (2,085,000)
   Unrealized loss on marketable
    securities, net of
    reclassification adjustment for
    gains included in net income of
    $378,000.......................                                (1,420,000)
                                                                  -----------
 Other comprehensive loss..........                                (3,505,000)
                                                                  -----------
 Total comprehensive income........                               $25,097,000
                                                                  ===========
 Cash dividends -- Common Shares
   $3.8125 per share...............                                                (4,527,000)
 Cash dividends -- Redeemable
   Preferred Stock -- $7.625 per
   share...........................                                                  (244,000)
 Common Shares acquired -- at
   cost............................                                                              20,818     (4,733,000)
 Dividends payable in common shares
   pursuant to the Senior
   Management Incentive Plan.......                    275,000                       (275,000)
 Increase in redemption value of
   Redeemable Preferred Stock......                                                (1,112,000)
 Restricted stock activity.........                     43,000                                     (250)        14,000
 Tax benefit from restricted
   stock...........................                      3,000
 Common Shares issued upon exercise
   of stock options................                    250,000                                  (10,598)     1,123,000
 Tax benefit from exercise of stock
   options.........................                    483,000
 Senior Management Incentive Plan
   activity........................                  3,862,000
                                     ----------   ------------                   ------------   -------   ------------
Balance at December 31, 1996.......   1,432,000     42,814,000                    144,789,000   249,569    (38,096,000)
Comprehensive income:
 Net income........................                               $30,451,000      30,451,000
 Other comprehensive loss:
   Translation adjustment..........                               (12,001,000)
   Unrealized gain on marketable
    securities, net of
    reclassification adjustment for
    gains included in net income of
    $215,000.......................                                 1,059,000
                                                                  -----------
 Other comprehensive loss..........                               (10,942,000)
                                                                  -----------
 Total comprehensive Income........                               $19,509,000
                                                                  ===========
 Cash dividends -- Common
   Shares -- $4.00 per share.......                                                (4,738,000)
 Cash dividends -- Redeemable
   Preferred Stock -- $8.00 per
   share...........................                                                  (256,000)
 Common Shares acquired -- at
   cost............................                                                               3,007       (962,000)
 Dividends Payable in common shares
   pursuant to the Senior
   Management Incentive Plan.......                                                  (370,000)
 Increase in redemption value of
   Redeemable Preferred Stock......                                                  (662,000)
 Restricted stock activity.........                   (143,000)                                  (3,000)       309,000
 Tax benefit from restricted
   stock...........................                      8,000
 Common Shares issued upon exercise
   of stock options................                     52,000                                     (716)        19,000
 Senior Management Incentive Plan
   activity........................                  1,618,000
                                     ----------   ------------                   ------------   -------   ------------
Balance at December 31, 1997.......  $1,432,000   $ 44,349,000                   $169,214,000   248,860   $(38,730,000)
Comprehensive income:
 Net income........................                               $25,877,000      25,877,000
 Other comprehensive loss:
   Translation adjustment..........                                (2,294,000)
   Unrealized loss on marketable
    securities, net of
    reclassification adjustment for
    gains included in net income of
    $256,000.......................                                (1,496,000)
                                                                  -----------
 Other comprehensive loss..........                                (3,790,000)
                                                                  -----------
 Total comprehensive income........                               $22,087,000
                                                                  ===========
 Cash dividends -- Common
   Shares -- $4.00 per share.......                                                (4,895,000)
 Cash dividends -- Redeemable
   Preferred Stock $8.00 per
   share...........................                                                  (244,000)
 Common Shares acquired -- at
   cost............................                                                                 427       (168,000)
 Dividends payable in cash pursuant
   to the Senior Management
   Incentive Plan..................                                                   (14,000)
 Increase in redemption value of
   Redeemable Preferred Stock......                                                  (224,000)
 Restricted stock activity.........                     81,000                                      625        (21,000)
 Tax benefit from restricted
   stock...........................                      8,000
 Common Shares issued upon exercise
   of stock options................                      5,000                                     (200)        23,000
 Senior Management Incentive Plan
   activity........................      56,000     (5,611,000)
                                     ----------   ------------                   ------------   -------   ------------
Balance at December 31, 1998.......  $1,488,000   $ 38,832,000                   $189,714,000   249,712   $(38,896,000)
                                     ==========   ============                   ============   =======   ============

                                                    ACCUMULATED
                                                       OTHER
                                      LOANS TO     COMPREHENSIVE
                                      OFFICERS        INCOME          TOTAL
                                     -----------   -------------   ------------
Balance at December 31, 1995.......  $(4,726,000)  $  5,214,000    $127,663,000
Comprehensive income:
 Net income........................                                  28,602,000
 Other comprehensive loss:
   Translation adjustment..........
   Unrealized loss on marketable
    securities, net of
    reclassification adjustment for
    gains included in net income of
    $378,000.......................
 Other comprehensive loss..........                  (3,505,000)     (3,505,000)
 Total comprehensive income........
 Cash dividends -- Common Shares
   $3.8125 per share...............                                  (4,527,000)
 Cash dividends -- Redeemable
   Preferred Stock -- $7.625 per
   share...........................                                    (244,000)
 Common Shares acquired -- at
   cost............................                                  (4,733,000)
 Dividends payable in common shares
   pursuant to the Senior
   Management Incentive Plan.......
 Increase in redemption value of
   Redeemable Preferred Stock......                                  (1,112,000)
 Restricted stock activity.........                                      57,000
 Tax benefit from restricted
   stock...........................                                       3,000
 Common Shares issued upon exercise
   of stock options................                                   1,373,000
 Tax benefit from exercise of stock
   options.........................                                     483,000
 Senior Management Incentive Plan
   activity........................                                   3,862,000
                                     -----------   ------------    ------------
Balance at December 31, 1996.......   (4,726,000)     1,709,000     147,922,000
Comprehensive income:
 Net income........................                                  30,451,000
 Other comprehensive loss:
   Translation adjustment..........
   Unrealized gain on marketable
    securities, net of
    reclassification adjustment for
    gains included in net income of
    $215,000.......................
 Other comprehensive loss..........                 (10,942,000)    (10,942,000)
 Total comprehensive Income........
 Cash dividends -- Common
   Shares -- $4.00 per share.......                                  (4,738,000)
 Cash dividends -- Redeemable
   Preferred Stock -- $8.00 per
   share...........................                                    (256,000)
 Common Shares acquired -- at
   cost............................                                    (962,000)
 Dividends Payable in common shares
   pursuant to the Senior
   Management Incentive Plan.......                                    (370,000)
 Increase in redemption value of
   Redeemable Preferred Stock......                                    (662,000)
 Restricted stock activity.........                                     166,000
 Tax benefit from restricted
   stock...........................                                       8,000
 Common Shares issued upon exercise
   of stock options................                                      71,000
 Senior Management Incentive Plan
   activity........................                                   1,618,000
                                     -----------   ------------    ------------
Balance at December 31, 1997.......  $(4,726,000)  $ (9,233,000)   $162,306,000
Comprehensive income:
 Net income........................                                  25,877,000
 Other comprehensive loss:
   Translation adjustment..........
   Unrealized loss on marketable
    securities, net of
    reclassification adjustment for
    gains included in net income of
    $256,000.......................
 Other comprehensive loss..........                  (3,790,000)     (3,790,000)
 Total comprehensive income........
 Cash dividends -- Common
   Shares -- $4.00 per share.......                                  (4,895,000)
 Cash dividends -- Redeemable
   Preferred Stock $8.00 per
   share...........................                                    (244,000)
 Common Shares acquired -- at
   cost............................                                    (168,000)
 Dividends payable in cash pursuant
   to the Senior Management
   Incentive Plan..................                                     (14,000)
 Increase in redemption value of
   Redeemable Preferred Stock......                                    (224,000)
 Restricted stock activity.........                                      60,000
 Tax benefit from restricted
   stock...........................                                       8,000
 Common Shares issued upon exercise
   of stock options................                                      28,000
 Senior Management Incentive Plan
   activity........................                                  (5,555,000)
                                     -----------   ------------    ------------
Balance at December 31, 1998.......  $(4,726,000)  $(13,023,000)   $173,389,000
                                     ===========   ============    ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31
                                                          ----------------------------------------------
                                                              1998             1997            1996
                                                          -------------    ------------    -------------
OPERATING ACTIVITIES
Net income..............................................  $  25,877,000    $ 30,451,000    $  28,602,000
Adjustments to reconcile net income to net cash provided
by operating activities, net of acquisitions:
  Depreciation and amortization of fixed assets.........     27,992,000      25,866,000       22,880,000
  Amortization of intangibles...........................      7,957,000       6,160,000        4,976,000
  Deferred compensation.................................     12,366,000      14,002,000       16,217,000
  Equity in earnings of nonconsolidated affiliated
     companies, net of dividends received of $856,000 in
     1998, $658,000 in 1997, and $441,000 in 1996.......        134,000        (964,000)        (743,000)
  Gains from the sale of marketable securities..........       (256,000)       (215,000)        (378,000)
  Gains from the sale of a nonconsolidated affiliated
     company and a non-marketable investment security...       (336,000)       (384,000)      (4,533,000)
  Minority interest applicable to consolidated
     companies..........................................      4,141,000       6,743,000        6,663,000
  Amortization of restricted stock expense..............         84,000         140,000           33,000
  Deferred income taxes.................................     (4,793,000)     (7,366,000)      (7,085,000)
Changes in operating assets and liabilities:
  Increase in accounts receivable.......................   (106,600,000)    (89,556,000)    (103,252,000)
  Increase in expenditures billable to clients..........     (9,644,000)     (6,103,000)      (7,229,000)
  Increase in other current assets......................     (9,590,000)     (5,314,000)      (4,782,000)
  Increase in other assets..............................     (7,264,000)       (652,000)      (2,741,000)
  Increase in accounts payable..........................    110,878,000     121,303,000       78,157,000
  (Decrease) increase in accrued expenses and other.....     (1,721,000)     14,473,000        8,611,000
  Increase in income taxes payable......................      7,656,000         480,000        2,419,000
  Increase (decrease) in other liabilities..............         35,000       1,380,000       (2,592,000)
                                                          -------------    ------------    -------------
Net cash provided by operating activities...............     56,916,000     110,444,000       35,223,000

INVESTING ACTIVITIES
Purchases of fixed assets...............................    (47,068,000)    (39,718,000)     (27,896,000)
Trust fund deposits.....................................     (5,306,000)     (2,974,000)      (2,833,000)
Increase in investments in and advances to
  non-consolidated affiliated companies.................       (840,000)     (1,142,000)        (320,000)
Purchases of marketable securities......................    (41,088,000)    (25,038,000)    (129,491,000)
Proceeds from the sales of marketable securities........     26,684,000      49,613,000      101,012,000
Proceeds from the sale of a nonconsolidated affiliated
  company and a non-marketable investment security......             --              --        8,568,000
Increase in intangibles, primarily goodwill.............    (24,839,000)    (19,912,000)     (13,103,000)
                                                          -------------    ------------    -------------
Net cash used in investing activities...................  $ (92,457,000)   $(39,171,000)   $ (64,063,000)

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                                                                       YEAR ENDED DECEMBER 31
                                                            --------------------------------------------
                                                                1998            1997            1996
                                                            ------------    ------------    ------------
FINANCING ACTIVITIES
Net proceeds from (repayments of) short-term borrowings...    45,694,000     (60,895,000)     18,180,000
Proceeds from term loan...................................            --      75,000,000              --
Repayment of term loan....................................            --     (30,000,000)             --
Common Shares acquired for treasury.......................      (168,000)       (962,000)     (4,733,000)
Preferred Shares redeemed to treasury.....................      (651,000)             --              --
Cash dividends paid on Common Shares......................    (4,895,000)     (4,738,000)     (4,527,000)
Cash dividends paid on Redeemable Preferred Stock.........      (244,000)       (256,000)       (244,000)
Net (payments for repurchase of) proceeds from issuance of
  Restricted Stock........................................       (18,000)         27,000          24,000
Proceeds from exercise of stock options...................        28,000          71,000       1,373,000
Borrowings under life insurance policies..................       510,000         450,000         464,000
                                                            ------------    ------------    ------------
Net cash provided by (used in) financing activities.......    40,256,000     (21,303,000)     10,537,000
Effect of exchange rate changes on cash...................    (1,452,000)    (11,902,000)     (3,525,000)
                                                            ------------    ------------    ------------
Increase (decrease) in cash and cash equivalents..........     3,263,000      38,068,000     (21,828,000)
Cash and cash equivalents at beginning of year............   150,553,000     112,485,000     134,313,000
                                                            ------------    ------------    ------------
Cash and cash equivalents at end of year..................  $153,816,000    $150,553,000    $112,485,000
                                                            ============    ============    ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Commissions and Fees and Accounts Receivable

     Income derived from advertising placed with media is generally recognized based upon the publication or broadcast dates. Income resulting from expenditures billable to clients is generally recognized when billed. Payroll costs are expensed as incurred. Accounts receivable include both the income recognized as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments.

  Investments in and Advances to Nonconsolidated Affiliated Companies

     The Company generally carries its investments in nonconsolidated affiliated companies on the equity method. Certain investments which are not material in the aggregate are carried on the cost method.

  Fixed Assets

     Depreciation of furniture, fixtures and equipment is provided for over their estimated useful lives ranging from three to ten years and has been computed principally by the straight-line method. Amortization of leaseholds and leasehold improvements is provided for principally over the terms of the related leases, which are not in excess of the lives of the assets.

  Foreign Currency Translation

     Primarily all balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and statement of income accounts are translated at the average exchange rates prevailing during the year. Resulting translation adjustments are made directly to other comprehensive income (loss). Foreign currency transaction gains and losses are reported in income. During 1998, 1997 and 1996, foreign currency transaction gains and losses were not material.

  Intangibles

     The excess of purchase price over underlying net equity of certain consolidated subsidiaries and nonconsolidated affiliated companies at the date of acquisition ("goodwill") is amortized by the straight-line

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES method over periods of up to twenty years. The amounts of goodwill, net of accumulated amortization, associated with consolidated subsidiaries and nonconsolidated investments (included in Investments in and Advances to Nonconsolidated Affiliated Companies) were $116,499,000 and $3,394,000 in 1998, and $59,851,000 and $3,685,000 in 1997, respectively.

     Annually, the Company assesses the carrying value of its goodwill and the respective periods of amortization. As part of the evaluation, the Company considers a number of factors including actual operating results, the impact of gains and losses of major local clients, the impact of any loss of key local management staff and any changes in general economic conditions. The Company quantifies the recoverability of goodwill based on each agency's estimated future non-discounted cash flows over the applicable remaining amortization periods. This requires management to make certain specific assumptions with respect to future revenue and expense levels. When multiple investments are made in a single company, a weighted average amortization period is used. Charges to reflect permanent impairment are recorded to the extent that the unamortized book value of the goodwill exceeds the future cumulative discounted cash flows.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides appropriate foreign withholding taxes on unremitted earnings of consolidated and nonconsolidated foreign companies.

  Marketable Securities

     The Company considers all its investments in marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on publicly quoted market prices, with unrealized gains and losses reported as other comprehensive income (loss).

  Stock-Based Compensation

     As permitted by Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation, the Company accounts for stock-based awards in accordance with APB Opinion No. 25, Accounting For Stock Issued to Employees. No compensation expense is recorded for options granted at fair market value at the date of grant. The excess of the fair market value of Restricted Stock over the cash consideration received is amortized, as compensation, over the period of restriction. The future obligation to issue stock, pursuant to the Company's Senior Management Incentive Plan, is included in Paid-In Additional Capital and results in periodic charges to compensation.

  Earnings Per Share

     The computation of basic earnings per common share is based on the weighted average number of common shares outstanding and for diluted earnings per common share includes adjustments for the effect of the assumed exercise of dilutive stock options, shares issuable pursuant to the Company's Senior Management Incentive Plan (see Note M(1)) and the assumed conversion of the 8 1/2% Convertible Subordinated Debentures. For the purpose of computing basic earnings per common share, the Company's net income is adjusted by dividends on the Preferred Stock and by the increase or decrease in redemption value of the Preferred Stock during the relevant period. For the purpose of computing diluted earnings per common share, net income is also adjusted by the interest savings, net of tax, on the assumed conversion of the Company's 8 1/2% convertible subordinated debentures.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

B.  FOREIGN OPERATIONS

     The following financial data is applicable to consolidated foreign subsidiaries:

                                               1998            1997            1996
                                           ------------    ------------    ------------
Current assets...........................  $610,767,000    $489,242,000    $429,863,000
Current liabilities......................   621,164,000     480,514,000     452,220,000
Other assets -- net of other
  liabilities............................   161,619,000      79,391,000      62,363,000
Net income...............................       745,000       8,921,000       9,276,000

     Consolidated retained earnings at December 31, 1998 includes equity in unremitted earnings of nonconsolidated foreign companies of approximately $9,712,000.

C.  OTHER INCOME -- NET

     Details of other income -- net are:

                                               1998            1997            1996
                                           ------------    ------------    ------------
Interest income..........................  $ 16,113,000    $ 13,826,000    $ 12,211,000
Interest expense.........................   (11,506,000)    (11,095,000)    (10,065,000)
Gains from the sale of marketable
  securities and in 1996 a
  nonconsolidated affiliated company and
  a nonmarketable investment security....       592,000         599,000       4,911,000
Dividends from affiliates................        93,000          83,000         151,000
Other income (expense) -- net............     1,203,000         958,000         (48,000)
                                           ------------    ------------    ------------
                                           $  6,495,000    $  4,371,000    $  7,160,000
                                           ============    ============    ============

D.  FIXED ASSETS

     Components of fixed assets -- at cost are:

                                                    1998             1997
                                                -------------    -------------
Furniture, fixtures and equipment.............  $ 180,657,000    $ 145,116,000
Leaseholds and leasehold improvements.........     69,961,000       59,333,000
                                                -------------    -------------
                                                  250,618,000      204,449,000
Accumulated depreciation and amortization.....   (137,534,000)    (116,443,000)
                                                -------------    -------------
                                                $ 113,084,000    $  88,006,000
                                                =============    =============

E.  ACQUISITIONS AND RELATED COSTS

     In December 1998, pursuant to a cash tender offer, the common and preferred shareholders of TMBG Media Co. ("TMBG"), a United Kingdom company, agreed to be acquired by the Company. In January 1999, the Company distributed cash in the amount of $47,006,000 in exchange for 100% of TMBG's voting common stock and 90% of its preferred stock. The acquisition was funded out of operating cash and has been accounted for using the purchase method. Results of operations of TMBG for the period December 23, 1998 to December 31, 1998 were not material and thus were not included in the Consolidated Statement of Income for the year ended December 31, 1998. TMBG's net assets of $8,007,000, including $14,158,000 of cash, have been included in the Consolidated Balance Sheet at December 31, 1998. Additionally, the liability related to the tendered shares of TMBG has been included in Accrued Expenses and Other at December 31,

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

1998. The excess of purchase price over the underlying net equity of TMBG was recorded as goodwill and will be amortized in accordance with the Company's accounting policy.

F.  MARKETABLE SECURITIES

     The marketable securities, by type of investment, held by the Company at December 31, 1998 and 1997 are as follows:

                                                       1998           1997
                                                    -----------    -----------
Maturities of one year or less:
  Money market funds..............................  $55,130,000    $14,406,000
  U.S. Treasury Securities........................           --        995,000
                                                    -----------    -----------
                                                     55,130,000     15,401,000
                                                    -----------    -----------
Maturities greater than one year:
  Corporate bonds.................................   30,827,000     23,408,000
  U.S. Treasury Securities........................           --     32,310,000
  Government National Mortgage Association
     Securities...................................           --      1,622,000
                                                    -----------    -----------
                                                     30,827,000     57,340,000
                                                    -----------    -----------
                                                    $85,957,000    $72,741,000
                                                    ===========    ===========

     At December 31, 1998, the Company had unrealized gains of $5,412,000 and unrealized losses of $6,719,000 related primarily to investments in both U.S. and non-U.S. dollar-denominated corporate bonds; all such bonds are denominated in U.S. dollars. At December 31, 1997, the Company had unrealized gains of $748,000 related primarily to investments in corporate bonds and unrealized losses of $559,000, principally related to the investments in U.S. treasury securities and money market funds. At December 31, 1998 and 1997, the Company's investments in marketable securities, classified as non-current, had an average maturity of approximately six and seven years, respectively.

G.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     The Company maintains committed lines of credit of $51,000,000 with various domestic banks and may draw against the lines on unsecured demand notes at rates below the applicable bank's prime interest rate. These lines of credit, which are renewable annually, were partially utilized during both 1998 and 1997 by selected foreign subsidiaries in the amount of $18,700,000 and $3,000,000 at the end of each respective year. The weighted average interest rate related to the debt associated with the committed lines of credit was 7.43% and 6.92% at December 31, 1998 and 1997, respectively. The Company had $52,211,000 and $19,455,000 outstanding under other uncommitted lines of credit at December 31, 1998 and 1997, respectively. The weighted average interest rate for the borrowings under the uncommitted lines of credit was 6.24% and 6.64% at December 31, 1998 and 1997, respectively. The carrying amount of the debt outstanding under both the committed and uncommitted lines of credit approximates fair value because of the short maturities of the underlying notes. Occasionally, the Company enters into foreign currency contracts for known cash flows related to the repatriation of earnings from its international subsidiaries. The terms of each foreign currency contract entered into in 1998 and 1997 were for less than three months. At December 31, 1998, there were no foreign currency contract transactions open. In December 1998, the Company did take advantage of an inverted yield curve in the United Kingdom and entered into a two year interest rate swap agreement as a hedge against rising interest rates by exchanging the cash flow on borrowings of L5,000,000 at a variable interest rate under the uncommitted lines of credit, for the cash flow from a similar borrowing at a fixed interest rate of 5.67%. The fair value of the swap agreement is not material. This estimate was determined

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     Long-term debt at December 31, 1998 and 1997 is as follows:

                                                       1998           1997
                                                    -----------    -----------
Term loans........................................  $75,000,000    $75,000,000
Convertible debentures............................    3,025,000      3,025,000
                                                    -----------    -----------
Long-term debt....................................  $78,025,000    $78,025,000
                                                    ===========    ===========

     During 1997, the Company repaid the 7.68%, $30,000,000 loan it had taken down in 1993 from the Prudential Insurance Company ("Prudential") and, in turn, borrowed $75,000,000 in December 1997 at a fixed interest rate of 6.94% with principal repayable in equal installments of $25,000,000 in December 2003, 2004 and 2005. The terms of the loan agreement require, inter alia, that the Company meet certain cash flow requirements and limit its incurrence of additional indebtedness to certain specified amounts. At December 31, 1998 and 1997, the Company was in compliance with all of these covenants. The fair value of the Prudential debt is estimated to be $79,105,000 and $75,000,000 at December 31, 1998 and 1997, respectively. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     The remaining portion of long-term debt consists of 8 1/2% Convertible Subordinated Debentures, due December 31, 2003, which are currently convertible into 8.44 shares of Common Stock and an equal number of shares of Limited Duration Class B Common Stock ("Class B Common Stock"), subject to certain adjustments, for each $1,000 principal amount of such debentures. The debentures were issued in exchange for cash and a $3,000,000, 9% promissory note from the Chairman and Chief Executive Officer of the Company, payable on December 31, 2004 (included in Other Assets at December 31, 1998 and 1997). During each of the years 1998, 1997 and 1996, the Company paid to the officer interest of $257,000 pursuant to the terms of the debentures and the officer paid to the Company interest of $270,000 pursuant to the terms of the 9% promissory note.

     The scheduled repayment of long-term debt is as follows:

YEARS ENDING
DECEMBER 31                                 AMOUNT
------------                              -----------
  2003..................................  $28,025,000
  2004..................................   25,000,000
  2005..................................   25,000,000
                                          -----------
                                          $78,025,000
                                          ===========

     During 1998 and 1997, the Company borrowed against the cash surrender value of the life insurance policies that it owns on the life of its Chairman and Chief Executive Officer. The amounts borrowed at December 31, 1998 and 1997 are $18,184,000 and $16,428,000, respectively, with an interest rate of 7.30% in each year, and are carried as a reduction of the related cash surrender value that is included in Other Assets. Of the amounts borrowed in 1998 and 1997, the Company received $510,000 and $450,000 in cash, respectively, and $1,245,000 was used in each year to pay premiums on the underlying life insurance policies.

     For the years 1998, 1997 and 1996, the Company made interest payments of $11,673,000, $11,969,000 and $10,065,000, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

H.  REDEEMABLE PREFERRED STOCK

     As of December 31, 1998, the Company had outstanding 20,000 shares of Series I Preferred Stock, 5,000 shares each of Series II and Series III Preferred Stock. In 1997, 2,000 shares of Series I Preferred Stock were outstanding which were redeemed in 1998. The holder of the Series I, Series II and Series III Preferred Stock is the Chairman and Chief Executive Office of the Company, and the Series I Preferred Stock was held by a former employee. The terms of each class of Preferred Stock, including the basic economic terms relating thereto, are essentially the same, except with respect to the redemption date of each series. The redemption date for the Series I, Series II and Series III Preferred Stock is fixed at April 7, 2004, unless redeemed earlier under circumstances described below. The terms of the Series I, Series II and Series III Preferred Stock also give the holder, his estate or legal representative, as the case may be, the option to require the Company to redeem his Preferred Stock for a period of 12 months following his (i) death, (ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason or (iv) termination of full-time employment by the Company without cause.

     Each share of Preferred Stock is to be redeemed by the Company at a price equal to the book value per share attributable to one share of Common Stock and one share of Class B Common Stock (subject to certain adjustments) upon redemption, less a fixed discount established upon the issuance of the Preferred Stock. The holder of each class of Preferred Stock is entitled to receive cumulative preferential dividends at the annual rate of $.25 per share, and to participate in dividends on one share of the Common Stock and one share of the Class B Common Stock to the extent such dividends exceed the per share preferential dividend. In connection with his ownership of the Series I, Series II and Series III Preferred Stock, the holder issued to the Company full recourse promissory notes totaling $763,000 (included in Other Assets at December 31, 1998 and 1997) with a maturity date of April 2004. The interest paid by the senior executive to the Company in 1998, 1997 and 1996 pursuant to the terms of these notes was approximately $69,000 in each year.

     In accordance with the terms of the respective Certificates of Designation and Terms of each Series of Preferred Stock ("Certificates"), the Board of Directors determined the change in redemption value would not reflect a 1994 write-off of goodwill but rather reflect amortization as if the Company had continued to write-off goodwill in accordance with historical amortization schedules.

     Following the distribution of Class B Common Stock, the holder of the Preferred Stock became entitled to eleven votes per share on all matters submitted to the vote of stockholders. The holder of the Series I Preferred Stock is entitled, as well, to vote as a single class to elect or remove one-quarter of the Board of Directors, to approve the merger or consolidation of the Company or the sale by it of all or substantially all of its assets, and to approve the authorization or issuance of any other class of Preferred Stock having equivalent voting rights.

     In the event of the liquidation of the Company, the holder of the Preferred Stock is entitled to a preferential liquidation distribution of $1.00 per share in addition to all accrued and unpaid preferential dividends.

     The total carrying value of the Preferred Stock (applicable to those shares outstanding at each respective year end) increased by $224,000, $662,000 and $1,112,000 in 1998, 1997 and 1996, respectively. The change in carrying value represents the change in aggregate redemption value during those periods. This change is referred to as "Additional Capital Applicable to Redeemable Preferred Stock" in the respective Certificates.

I.  COMMON STOCK

     The Company has authorized and outstanding two classes of common stock, Common Stock and Class B Common Stock, each having a $1 par value per share. The Class B Common Stock has the same dividend and liquidation rights as the Common Stock, and a holder of each share of Class B Common Stock is entitled to ten votes on all matters submitted to stockholders. The shares of Class B Common Stock are restricted as to

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES transferability and upon transfer, except to specified limited classes of transferees, will convert into shares of Common Stock which have one vote per share. The Class B Common Stock will automatically convert to Common Stock on April 3, 2006.

J.  RESTRICTED STOCK AND STOCK OPTION PLANS

     The Company's 1994 Stock Incentive Plan ("Stock Incentive Plan") is the Company's active restricted stock and stock option plan. The Stock Incentive Plan replaced the Restricted Stock Plan, the Executive Growth Plan, the Incentive Stock Option Plan and the Nonqualified Stock Option Plan (collectively, the "Prior Plans"), and any shares available for granting of awards under the Prior Plans are no longer available for such awards. Options granted pursuant to the Prior Plans remain outstanding and in full force, and shares reserved thereunder remain so for such purposes.

STOCK INCENTIVE PLAN

     Under the Stock Incentive Plan, awards in the form of incentive or nonqualified stock options or restricted stock are available to be granted through June 2003 to officers and other key employees. A maximum of 250,000 shares of Common Stock are available for grant under the Stock Incentive Plan. Stock options cannot be granted at a price less than 100% of the fair market value of the shares on the date of grant. A committee of the Board of Directors ("Committee") determines the terms and conditions under which the awards may be granted, vest or are exercisable. Options must be exercised within ten years of the date of grant. Shares of restricted stock may be sold to participants at a purchase price determined by the Committee (which may be less than fair market value per share).

     Under the Prior Plans, nonqualified and incentive stock options were granted to employees eligible to receive options at prices not less than 100% of the fair market value of the shares on the date of grant. Options must be exercised within ten years of grant and for only specified limited periods beyond termination of employment. There were 1,000 shares reserved for issuance under the Prior Plans at December 31, 1998.

NONQUALIFIED OPTIONS

     Transactions involving nonqualified options under the Stock Incentive and Prior Plans were:

                                                             NUMBER      WEIGHTED AVERAGE
                                                            OF SHARES     EXERCISE PRICE
                                                            ---------    ----------------
Outstanding, December 31, 1995............................    98,324           $149
Granted...................................................    47,100            229
Exercised.................................................    (9,884)           130
Forfeited.................................................       (66)           118
                                                             -------           ----
Outstanding, December 31, 1996............................   135,474            178
Granted...................................................     8,450            260
Exercised.................................................         0              0
Forfeited.................................................    (1,500)           189
                                                             -------           ----
Outstanding, December 31, 1997............................   142,424            183
Granted...................................................    45,400            333
Exercised.................................................      (200)           141
Forfeited.................................................    (8,675)           209
                                                             -------           ----
Outstanding, December 31, 1998............................   178,949            220
                                                             =======           ====

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     There were 76,750, 50,133, and 33,400 options exercisable at December 31, 1998, 1997 and 1996, respectively. The weighted average fair value of the options granted during 1998, 1997 and 1996 was $108, $101 and $77, respectively.

     The remaining weighted average contractual life of options outstanding as of December 31, 1998 and the weighted average exercise price for options exercisable at December 31, 1998 are as follows:

                                               OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                   -------------------------------------------    -----------------------
                                                      WEIGHTED        WEIGHTED                   WEIGHTED
            RANGE OF                NUMBER OF         AVERAGE         AVERAGE      NUMBER OF     AVERAGE
            EXERCISE                 SHARES          REMAINING        EXERCISE      SHARES       EXERCISE
             PRICES                OUTSTANDING    CONTRACTUAL LIFE     PRICE      EXERCISABLE     PRICE
            --------               -----------    ----------------    --------    -----------    --------
$131.............................      1,000         1.2 years          $131           666         $131
 149-171.........................     83,299         5.3 years           151        46,000          151
 187-196.........................      6,900         7.0 years           195            84          187
 235.............................     34,100         7.3 years           235        20,000          235
 259-282.........................      8,450         8.3 years           260             0            0
 268-393.........................     45,200         7.1 years           333        10,000          333
                                    --------                                        ------
Total............................    178,949                                        76,750
                                    ========                                        ======

  INCENTIVE STOCK OPTIONS

     Transactions involving outstanding incentive stock options under the plans were:

                                                             NUMBER OF SHARES OF    WEIGHTED AVERAGE
                                                                COMMON STOCK         EXERCISE PRICE
                                                             -------------------    ----------------
Outstanding and exercisable, December 31, 1995.............         1,430                 $99
Exercised..................................................          (714)                 99
                                                                    -----
Outstanding and exercisable, December 31, 1996.............           716                  99
Exercised..................................................          (716)                 99
                                                                    -----
Outstanding, December 31, 1997.............................             0
                                                                    =====

  RESTRICTED STOCK

     In 1998, 1,375 shares of Restricted Stock were issued at a price of $1.00 per share. In 1997, 3,000 shares of Restricted Stock were issued at prices between $1.00 and $93.50 per share. All stock is issued with restrictions as to transferability expiring after five years. No restrictions lapsed in 1998, 1997 or 1996. In 1998, 2,000 shares were forfeited and held in treasury.

     Compensation to employees under the Stock Incentive and Prior Plans of $671,000 in 1998, $756,000 in 1997 and $98,000 in 1996, representing the excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($166,000 in 1998, $140,000 in 1997 and $33,000 in 1996) over the related required period of service of the respective employees. In 1998, accumulated amortization of $82,000 was added back into income resulting from the forfeiture of Restricted Stock.

  PRO FORMA INFORMATION

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The approximate fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES the following weighted average assumptions for the years 1998, 1997 and 1996, respectively; risk-free interest rates of 6.78%, 6.70% and 6.16%; dividend yields of 1.86%, 1.40% and 1.73%; volatility factors of the expected market price of the Company's Common Stock of .18, .19 and .17; and a weighted-average expected life for the options of 9.6, 10.0, and 10.0 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                 1998           1997           1996
                                              -----------    -----------    -----------
Pro forma net income........................  $24,450,000    $29,689,000    $27,861,000
Pro forma earnings per share:
  Basic.....................................       $19.67         $24.41         $22.38
  Diluted...................................       $17.95         $21.39         $19.87

     The pro forma information for 1998, 1997 and 1996 is not necessarily indicative of future year calculations because options issued prior to 1995 have not been valued for purposes of the pro forma calculation.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

K.  COMPUTATION OF EARNINGS PER COMMON SHARE

     The following table shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                      -----------------------------------------
                                                         1998           1997           1996
                                                      -----------    -----------    -----------
              BASIC EARNINGS PER SHARE
Weighted-average shares.............................    1,220,767      1,180,146      1,185,841
                                                      -----------    -----------    -----------
Net Income..........................................  $25,877,000    $30,451,000    $28,602,000
Effect of dividend requirements and the change in
  redemption value of redeemable preferred stock....     (468,000)      (917,000)    (1,356,000)
                                                      -----------    -----------    -----------
Net earnings used in computation....................  $25,409,000    $29,534,000    $27,246,000
                                                      -----------    -----------    -----------
Per share amount....................................       $20.81         $25.03         $22.98
                                                      ===========    ===========    ===========
             DILUTED EARNINGS PER SHARE
Weighted-average shares used in Basic...............    1,220,767      1,180,146      1,185,841
Net effect of dilutive stock options and stock
  incentive plans(1)................................       74,121        124,289        102,378
Assumed conversion of 8.5% convertible subordinated
  debentures issued December 1983...................       51,040         51,017         50,892
                                                      -----------    -----------    -----------
Adjusted weighted-average shares....................    1,345,928      1,355,452      1,339,111
                                                      -----------    -----------    -----------
Net Income used in Basic............................  $25,409,000    $29,534,000    $27,246,000
8.5% convertible subordinated debentures interest
  net of income tax effect..........................      137,000        139,000        139,000
                                                      -----------    -----------    -----------
Net earnings used in computation....................  $25,546,000    $29,673,000    $27,385,000
                                                      -----------    -----------    -----------
Per share amount....................................       $18.98         $21.89         $20.45
                                                      ===========    ===========    ===========

---------------
(1) Includes 31,481, 92,391, and 85,350 shares for 1998, 1997 and 1996, respectively, expected to be issued pursuant to the terms of the Senior Management Incentive Plan.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

L.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 1998 and 1997, the Company had deferred tax assets and deferred tax liabilities as follows:

                                                           DEFERRED TAX ASSETS (LIABILITIES)
                                                           ---------------------------------
                                                                1998               1997
                                                           ---------------    --------------
Deferred compensation....................................   $ 24,485,000       $27,966,000
Accrued expenses.........................................      3,649,000         3,315,000
Safe harbor lease and depreciation.......................        749,000        (1,225,000)
Foreign net operating losses.............................     14,517,000         8,140,000
Tax on unremitted foreign earnings and other.............     (1,477,000)       (3,414,000)
                                                            ------------       -----------
                                                              41,923,000        34,782,000
Valuation allowance......................................    (10,488,000)       (8,140,000)
                                                            ------------       -----------
Net deferred tax assets..................................   $ 31,435,000       $26,642,000
                                                            ============       ===========
Included in:
  Other current assets...................................   $ 10,914,000       $ 6,779,000
  Other assets...........................................     20,521,000        19,863,000
                                                            ------------       -----------
                                                            $ 31,435,000       $26,642,000
                                                            ============       ===========

     The components of income of consolidated companies before taxes on income are as follows:

                                                 1998           1997           1996
                                              -----------    -----------    -----------
Domestic....................................  $44,600,000    $40,476,000    $36,553,000
Foreign.....................................   14,552,000     28,815,000     29,140,000
                                              -----------    -----------    -----------
                                              $59,152,000    $69,291,000    $65,693,000
                                              ===========    ===========    ===========

     Provisions (benefits) for Federal, foreign, state and local income taxes consisted of the following:

                                 1998                        1997                        1996
                       -------------------------   -------------------------   -------------------------
                         CURRENT      DEFERRED       CURRENT      DEFERRED       CURRENT      DEFERRED
                       -----------   -----------   -----------   -----------   -----------   -----------
Federal..............  $11,382,000   $ 1,526,000   $16,763,000   $(3,989,000)  $16,285,000   $(3,890,000)
Foreign..............   16,010,000    (6,886,000)   15,171,000    (1,204,000)   13,677,000      (280,000)
State and local......    7,257,000       567,000     9,151,000    (2,173,000)    8,735,000    (2,915,000)
                       -----------   -----------   -----------   -----------   -----------   -----------
                       $34,649,000   $(4,793,000)  $41,085,000   $(7,366,000)  $38,697,000   $(7,085,000)
                       ===========   ===========   ===========   ===========   ===========   ===========

     The effective tax rate varied from the statutory Federal income tax rate as follows:

                                                              1998    1997    1996
                                                              ----    ----    ----
Statutory Federal tax rate..................................  35.0%   35.0%   35.0%
State and local income taxes, net of Federal income tax
  benefits..................................................   8.6     6.6     5.8
Difference in foreign tax rates.............................   6.8     4.7     4.3
Withholding tax on unremitted foreign earnings..............   0.1     0.9     0.6
Other -- net................................................   0.0     1.5     2.4
                                                              ----    ----    ----
                                                              50.5%   48.7%   48.1%
                                                              ====    ====    ====

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     During the years 1998, 1997 and 1996, the Company made income tax payments of $31,104,000 $39,689,000, and $36,513,000 respectively.

     The tax benefit resulting from the difference between compensation expense deducted for tax purposes and compensation expense charged to income for restricted stock and nonqualified stock options is recorded as an increase to Paid-In Additional Capital.

     At December 31, 1998, the Company had cumulative net operating losses attributable to foreign subsidiaries of approximately $44,000,000. The duration over which the tax benefits attributable to these losses may be realized varies on a country by country basis, but in no instance will any of the benefits expire before 2003. Since a portion of the benefits may fail to be realized, a valuation allowance has been reflected.

M. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES

     1. The Company's Profit Sharing Plan is available to employees of Grey and qualifying subsidiaries meeting certain eligibility requirements. This plan provides for contributions by the Company at the discretion of the Board of Directors, subject to maximum limitations as well as employee pre-tax contributions. The Company also maintains a noncontributory Employee Stock Ownership Plan covering eligible employees of the Company and qualifying subsidiaries, under which the Company may make contributions (in stock or cash) to an Employee Stock Ownership Trust (ESOT) in amounts each year as determined at the discretion of the Board of Directors. The Company made only cash contributions to the ESOT in 1998, 1997 and 1996. The Company and the ESOT have certain rights to purchase shares from participants whose employment has terminated. In addition to the two plans noted above, a number of subsidiaries maintain separate profit sharing and retirement arrangements. Furthermore, the Company also provides additional retirement and deferred compensation benefits to certain executive officers and employees. The Company maintains a Senior Management Incentive Plan ("Plan") in which deferred compensation is granted to senior executive or management employees deemed important to the continued success of the Company. The Plan operates as an ongoing series of individual five year plans.

     The latest plan in the series commenced in 1998. Awards will vest to individuals achieving five years of participation in the current plan. Those participants who commence participation after 1998 will vest in their awards five years from the year of their initial participation. The amount recorded as an expense related to the Plan amounted to $7,600,000, $8,377,000 and $8,211,000 in 1998, 1997 and 1996, respectively. Approximately $2,295,000, $1,113,000 and
$5,634,000 of plan expense incurred in 1998, 1997 and 1996, respectively, will be payable in Common Stock in accordance with the terms of the Plan. The awards payable in Common Stock were converted into an equivalent number of shares of Common Stock, based on the average of the market values on the last 15 business days of the calendar year. The 1998 Plan activity includes increases to Paid-In Additional Capital of $1,899,000 related to the future obligation to issue Common Stock and $3,648,000 related to the tax benefit resulting from the issuance of shares in settlement of the previous plan's awards offset by a decrease of $11,158,000 related to the repurchase of shares to satisfy statutory minimum tax withholding requirements. At December 31, 1998, approximately 14,000 shares are payable in Common Stock pursuant to the Plan of which approximately 3,000 shares were vested.

     In 1995, the Company and its Chairman and Chief Executive Officer entered into an agreement extending the term of his employment agreement with the Company through December 31, 2002. This agreement further provides for the deferral of certain compensation otherwise payable to the Chairman and Chief Executive pursuant to his employment agreement and the payment of such deferred compensation into a trust, commonly referred to as a rabbi trust, established with United States Trust Company of New York. The purpose of the trust arrangement is to ensure the Company's ability to deduct compensation paid to the Chairman and Chief Executive Officer without the application of Section 162(m) of the Internal Revenue Code ("Section"). The Section, under certain circumstances, denies a tax deduction to an employer for certain compensation expenses in excess of $1,000,000 per year paid by a publicly held corporation to certain

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES of its executives. Amounts deferred and paid into the trust, as adjusted for the earnings and gains or losses on the trust assets, will be paid to the Chairman and Chief Executive Officer or to his estate, as the case may be, following the expiration of his employment agreement, or the termination of his employment by reason of death or disability. In 1998, the Company made payments to the rabbi trust which are to be used to fund a pension obligation to be payable to the Chairman and Chief Executive Officer over the eleven year period following the normal expiration of his current employment agreement ("pension period"). The initial pension deposit was for $1,040,000 with annual pension deposits of $360,000 ratably payable from 1998 through 2002, inclusive. The amount of the pension to be paid to the Chairman and Chief Executive Officer will depend on, and be limited to, the funds in the rabbi trust during the pension period. In addition, upon termination of his employment prior to the commencement of the pension period or upon his death, any undistributed funds in the rabbi trust would be paid to his estate, as the case may be, in satisfaction of any future obligations with respect to this pension.

     At December 31, 1998 and 1997, the value of the trust was $15,706,000 and $10,400,000, respectively, and is included in Other Assets and the Company's related deferred compensation obligation for the same amount is included in Other Liabilities.

     Expenses related to the foregoing plans and benefits aggregated $32,266,000 in 1998, $33,230,000 in 1997 and $36,140,000 in 1996.

     2. Pursuant to an employment agreement, dated January 1, 1994, an executive officer of the Company borrowed $600,000 from the Company. One-third of the principal amount of the loan was forgiven by the Company on December 31, 1996 and 1997, as the officer continued to be employed by the Company on those dates. In 1997 and 1996, the Company has included in each year $200,000 of compensation expense, representing the amount of loan forgiven each year. The forgiveness date for the remaining $200,000 loan balance is in 1999 and is to be forgiven contingent upon the officer's continued employment by the Company. As of December 31, 1998 and 1997, the remaining loan balance was $200,000 and is included in Other Assets.

     In addition, a second executive officer has outstanding loans with the Company totaling $825,000 as of December 31, 1998 and 1997 which are reflected in Other Assets. The first loan for $125,000 was made in 1995 and is forgivable on December 31, 1999 provided that the executive officer is employed by the Company on that date. During 1996, the Company made an additional loan to this executive officer for $700,000, $200,000 of which is forgivable by the Company assuming his continued employment through 2003 and $500,000 of which is forgivable by the Company assuming his continued employment through 2004.

     In connection with a 1992 exercise of the stock options, the Company received a cash payment of $67,000 and a note from the Chairman and Chief Executive Officer of the Company in the amount of $3,170,000, due in December 2001, bearing interest at the rate of 6.06%. In addition, and in accordance with the terms of the option agreement, the holder of the options issued to the Company a promissory note in the principal amount of $2,340,000 bearing interest at the rate of 6.06%, payable in December 2001, to settle his obligation to provide the Company with funds necessary to pay the required withholding taxes due upon the exercise of the options. A portion of the second note ($1,556,000) equal to the tax benefit received by the Company upon exercise and the full amount of the note for $3,170,000 are reflected in a separate component of stockholders' equity. The interest paid to the Company by the holder pursuant to the terms of the two notes issued in connection with the option exercise was $334,000 in 1998, 1997 and 1996.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     3. Rental expense amounted to approximately $44,364,000 in 1998, $41,239,000 in 1997 and $41,104,000 in 1996. Approximate minimum rental commitments, excluding escalations, under noncancellable operating leases are as follows:

1999...........................................  $ 43,809,000
2000...........................................    41,940,000
2001...........................................    39,822,000
2002...........................................    36,933,000
2003...........................................    32,503,000
Beyond 2003....................................   124,030,000
                                                 ------------
                                                 $319,037,000
                                                 ============

     4. The Company is not involved in any pending legal proceedings not covered by insurance or by adequate indemnification or which, if decided adversely, would have a material effect on the results of operations, liquidity or financial position of the Company.

N.  INDUSTRY SEGMENT AND RELATED INFORMATION

     The Company is not engaged in more than one industry segment. The Company evaluates performance by geographic region based on profit or loss before income taxes. Commissions and fees are attributed to the geographic region that generates billings. Commissions and fees, operating profit, interest income/expense, and related identifiable assets at December 31, 1998, 1997 and 1996, are summarized below according to geographic region (000s omitted):

                                   UNITED STATES                        EUROPE                           OTHER
                           ------------------------------   ------------------------------   -----------------------------
                             1998       1997       1996       1998       1997       1996       1998       1997      1996
                           --------   --------   --------   --------   --------   --------   --------   --------   -------
Commissions and fees.....  $419,469   $382,288   $338,496   $415,685   $380,675   $370,888   $100,027   $ 95,789   $56,114
                           --------   --------   --------   --------   --------   --------   --------   --------   -------
Operating profit
 (loss)..................    38,501     32,570     26,174     27,509     30,534     30,279    (13,353)     1,816     2,080
Interest income
 (expense) -- net........     4,677      6,366      4,910        853     (2,501)    (2,634)      (923)    (1,135)     (130)
Other income (expense)...     1,422      1,540      5,470        785        194       (765)      (319)       (93)      309
                           --------   --------   --------   --------   --------   --------   --------   --------   -------
Income of consolidated
 companies before taxes
 on income...............    44,600     40,476     36,554     29,147     28,227     26,880    (14,595)       588     2,259
                           ========   ========   ========   ========   ========   ========   ========   ========   =======
Equity in earnings of
 nonconsolidated
 affiliated companies....
Identifiable assets......   608,880    581,557    549,160    699,637    457,099    445,038    164,431    142,945    77,473
Investments in and
 advances to
 nonconsolidated
 affiliated companies....
       Total assets......

                                       CONSOLIDATED
                           ------------------------------------
                              1998         1997         1996
                           ----------   ----------   ----------
Commissions and fees.....  $  935,181   $  858,752   $  765,498
                           ----------   ----------   ----------
Operating profit
 (loss)..................  $   52,657   $   64,920   $   58,533
Interest income
 (expense) -- net........       4,607        2,730        2,146
Other income (expense)...       1,888        1,641        5,014
                           ----------   ----------   ----------
Income of consolidated
 companies before taxes
 on income...............      59,152       69,291       65,693
                           ==========   ==========   ==========
Equity in earnings of
 nonconsolidated
 affiliated companies....         722        1,622        1,184
                           ==========   ==========   ==========
Identifiable assets......   1,472,948    1,181,601    1,071,671
Investments in and
 advances to
 nonconsolidated
 affiliated companies....      16,705       18,386       17,723
                           ----------   ----------   ----------
       Total assets......  $1,489,653   $1,199,987   $1,089,394
                           ==========   ==========   ==========

     Commissions and fees from one client amounted to 13.4%, 12.8% and 13.2% of the consolidated total in 1998, 1997 and 1996, respectively.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Grey Advertising Inc.

     We have audited the accompanying consolidated balance sheets of Grey Advertising Inc. and consolidated subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grey Advertising Inc. and consolidated subsidiary companies at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

                                          --------------------------------------
                                          ERNST & YOUNG LLP

New York, New York
February 18, 1999